SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Extension of Trust Contract for Acquisition of Treasury Shares

Contract amount (KRW)	Contract amount before extension	Won 100,000,000,000
	Contract amount after extension	Won 100,000,000,000

Extension period	March 9, 2007 to March 8, 2010

Purpose of contract		Maximize shareholders’ value through acquisition of treasury shares

Trust institutions		Kookmin Bank (Won 50 Billion) Shinhan Bank (Won 50 Billion)

Date of contracts extension		March 7, 2007

Details of treasury stock ownership before extension	Acquisition through securities market and tender offer	Common shares	70,273,052	Ratio (%)	25.13
		Preferred shares	—	Ratio (%)	—
	Acquisition through trust contract	Common shares	1,259,170	Ratio (%)	0.45
		Preferred shares	—	Ratio (%)	—

Decision date of the board of directors			February 22, 2007

Attendance of outside directors		Present	7
		Absent	1

Attendance of auditors			Present

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director